Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Liberty Media Corporation

Exchange Act File No. 001-33982

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at Deutsche Bank

Securities Media and Telecommunications Conference

held on March 3, 2009

Doug Mitchelson - Deutsche Bank - Analyst

Liberty Entertainment, excuse me. Can you walk us through the sort of the steps now to the split-off?

Gregory Maffei - Liberty Media Corporation - President and CEO

Sure. We’ve made the requisite filings with the SEC. We’ve gotten some comments back on the filings for the SEC. I don’t think any of them are problematic. We’ve made the requisite filings over the IRS in terms of getting a ruling on this tax-free spin, and we’ve made the filings with the FCC on the basis that we were already treated as if we were a control holder. This is a non-event. And we don’t expect that we’ll have problems with any of the above, and that we’re working through that process and looking at a May/June close.

Doug Mitchelson - Deutsche Bank - Analyst

And, the Company splits off, and we’re going to have a reset as to hopefully as to what discount it might trade to the DirecTV shares that it holds. It’s a relatively simple company, straight forward. You’re also going to have Starz and some cash left behind. So when you think about the outlook for the new, standalone, publicly traded company, what’s the strategic outlook for that entity as we sort of sit here today?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, you’re right, it’s kind of an odd piece in a sense that 90% of its value roughly, is in DirecTV stock. It’ll have roughly 55% of the economics of DirecTV, and if DirecTV continues its buyback, its announced $3 billion buyback, once that’s done we’re going to be substantially higher, over 60% of the economics of DirecTV. So, it should look more and more like DirecTV, we hope, in terms of trading. Whether we ultimately complete a merger with DirecTV, whether ultimately in a different credit environment we tender for DirecTV, or whether ultimately we sell it, those are all strategic options that are out there.

Doug Mitchelson - Deutsche Bank - Analyst

So now this is the 150th time you’ve been asked about discussions with DirecTV. Any ongoing discussions with DirecTV?

Gregory Maffei - Liberty Media Corporation - President and CEO

You know, we are always talking to DirecTV. Chase and I probably talked five times a week, three times a week. We’re in there discussing all the time, and about not only things that are going on in their business, but about ideas in which we could work together.

Doug Mitchelson - Deutsche Bank - Analyst

So what do you think the hurdles are to merging Liberty Entertainment and DirecTV?

Gregory Maffei - Liberty Media Corporation - President and CEO

I think from the beginning, Chase and I have both said there are really three things. Vote, value, and governance. And by that, I mean dealing with the B-share structure at Liberty, how those shares are treated. Value, you pointed out our discount to their trading on a fair basis of DirecTV. We might suggest that our shares are worth — our position, given that economic position is worth at least par, if not more, on the DirecTV piece. And what’s the fair value of other assets in Liberty Entertainment that would be merged in?

The half of GSN, three regional sports networks, FUN, they’re not enormous, but they’re certainly there. Then, governance, and by that I would mean some kind of Board representation. How would that work out, ultimately.

Doug Mitchelson - Deutsche Bank - Analyst

And so do you feel like you know, those particular topics are having any sort of constructive dialogue at this point?

Gregory Maffei - Liberty Media Corporation - President and CEO

I think Chase and my dialogue is always constructive. No, seriously, I think we have — our view of the world is not radically different.

Doug Mitchelson - Deutsche Bank - Analyst

There’s a lot of debate over time, over who, in a merger, who would be the buyer, and how would that function, and how could the B-share sort of be treated appropriately. Can you sort of lay out a structure whereby the desire to have the B-shares treated differently would be satisfying?

Gregory Maffei - Liberty Media Corporation - President and CEO

One could imagine different structures, where those B-shares end up with a disproportionate share of the vote. It’s not impossible to imagine a structure where those B-shares are effectively collapsed, and for some premium to the B shareholder. There’s a range.

Doug Mitchelson - Deutsche Bank - Analyst

So whether DirecTV would go into Liberty or vice-versa?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, either — even if DirecTV didn’t go into Liberty, whether — if LMDIA and DirecTV were merged, whether the B-shares in effect had disproportion of votes in the merged entity, or alternatively whether they were — that structure was collapsed for value, I don’t think they’re going to be collapsed for free.

Doug Mitchelson - Deutsche Bank - Analyst

So, some of the folks in this room have a view that one or more of the RBOCs might be interested in having a closer relationship with a satellite company. I think you made some comments recently. Do you want to sort of talk to me? At this point, you’re not able to talk to third parties about any acquisitions because of the split-off process. Right?

Gregory Maffei - Liberty Media Corporation - President and CEO

We would be reluctant to, given the tax implications, yes.

Doug Mitchelson - Deutsche Bank - Analyst

That being said, do you want to sort of repeat your view, or clarify your view on what might happen strategically with this asset over time?

Gregory Maffei - Liberty Media Corporation - President and CEO

Look, I think DirecTV, first and foremost, is a great business and a great video asset. It is enhanced by our relationship with the TelCos right now, and we are the partner for the big three TelCos in this country, having just taken over February 1st for Dish in the AT&T and formerly Bell South territories. So we’re very pleased with that relationship. That’s a very positive thing in my mind on us completing on triple play today, and us having an incremental sales outlet, which can be very effective.

But in addition if you look down the road, I think one of the true opportunities is to think about some kind of quad bundle, 4G, mobility, where that all goes. How that’s going to shake I can’t claim to sit here and predict, but I do believe that it is an interesting asset for DirecTV to have a relationship with a 4G provider like that, that there will be opportunities that are created around not only high speed, but high speed with mobility or portability. And, those are going to be something that only the two large formerly RBOCs are going to have unless you believe ClearWire is just going to have a miraculous rollout program, which I’m somewhat skeptical of. I think it’ll give us a competitive edge.

Doug Mitchelson - Deutsche Bank - Analyst

So, one possibility is obviously ultimately a strategic transaction for DirecTV. Another is, DirecTV remain, you merge with DirecTV, everyone rides off into the sunset. And then a third is that there’s just sort of some tension in negotiations that doesn’t allow a merger near term. In that situation, do you have any sort of what you think might be effective options to move from 48% vote to a majority vote?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, there are probably mentioned, put aside the option that we eventually sell LMDIA and that becomes the forcing function on a sale of the Company. If we are talking about the specific alternative around, could we become the majority owners not only in value but in vote at DirecTV? Yeah, I think that there are quite a lot of options around that. In this capital market, they’re far more reduced. But our charter agreement says we need to, if we make an offer for DirecTV, to go above 50% of the vote, we need to make an offer for all of the shares, and it must be fully funded.

It does not say we need to offer for at some premium, it just says, “at market or better.” It does not say that we need to get all of the shares. We can get ourselves 3% of the shares, and we are going to do hard voting control.

So we would need to find either a financial partner, or a strategic partner who would help us backstop that tender. I’m not suggesting that’s simple in today’s environment, but I’m also suggesting that with a little patience and time, things will change and there are people who would help us do that if that’s the route we chose.

Doug Mitchelson - Deutsche Bank - Analyst

In the meantime, it’s still ultimately creeping control, or at least creeping economics, because of the buyback?

Gregory Maffei - Liberty Media Corporation - President and CEO

Right. I think we agreed as some people may remember, to freeze our votes as then to allow DirecTV to continue to repurchase shares without putting us into hard voting control. And I think that’s been positive for Liberty, and positive for DirecTV in terms of taking up this — taking down the share case, reducing liquidity, and the share count, and ultimately increasing our economic stake.

Doug Mitchelson - Deutsche Bank - Analyst

So, as long as we’re being ultra-complete here on the Liberty Entertainment split off, any desire that you see that — to have DirecTV at some point pay a dividend, to increase the cash flow at the public entity?

Gregory Maffei - Liberty Media Corporation - President and CEO

No.

Doug Mitchelson - Deutsche Bank - Analyst

So, so.

Gregory Maffei - Liberty Media Corporation - President and CEO

Not unless we were, you know. If we were under 80% consolidated, tax consolidated, maybe. But this is Liberty. We — it’s anathema to imagine paying a dividend tax.

Doug Mitchelson - Deutsche Bank - Analyst

So, thinking about what’s being left behind, I mean, Starz and the cash is actual a reasonable sized company. There’s certainly —?

Gregory Maffei - Liberty Media Corporation - President and CEO

I’m sure it’ll get at least a 2 multiple in today’s market.

Doug Mitchelson - Deutsche Bank - Analyst

That’s pretty — well, there’s a wide range of valuations in the street for Starz. A couple things.

Gregory Maffei - Liberty Media Corporation - President and CEO

Do you have a number, Doug?

Doug Mitchelson - Deutsche Bank - Analyst

I’m at $2 billion.

Gregory Maffei - Liberty Media Corporation - President and CEO

Oh, I thought you said two multiple, okay. $2 billion with the cash?

Doug Mitchelson - Deutsche Bank - Analyst

$2 billion for Starz.

Gregory Maffei - Liberty Media Corporation - President and CEO

Without the cash?

Doug Mitchelson - Deutsche Bank - Analyst

Without the cash.

Gregory Maffei - Liberty Media Corporation - President and CEO

I like it.

Doug Mitchelson - Deutsche Bank - Analyst

But I think over the last you know, seven or eight years, it’s moved anywhere from $1.5 billion to $3.5 billion, so it’s had a pretty wide range over time. And we’ll obviously all sort of sit down and re-assess as the split takes place. But one thing that’s come up is you guys have been very nice to help Disney fund its DreamWorks distribution deal.

Gregory Maffei - Liberty Media Corporation - President and CEO

Yes, it was a — it’s a charitable action, unfortunately.

Doug Mitchelson - Deutsche Bank - Analyst

Is there any limits on how many — I mean, maybe Disney takes a new strategic direction and starts to distribute a lot more films. Any limit on what Disney can run through the Starz agreement?

Gregory Maffei - Liberty Media Corporation - President and CEO

There are some limits, but they have quite a lot of flexibility for not where it’s a rented system, but where they truly are doing P&A branded Disney films, they have quite a lot of flexibility.

Doug Mitchelson - Deutsche Bank - Analyst

And do you have any — you know, do you think Starz would have any discussions with Disney in terms of their future plans?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, Disney and we are pretty big partners in Starz, just the way Sony and we are. And not only do we have everyday issues about execution, we have issues about where we’re going and where they’re going, and ultimately that agreement does expire. And there’s always talks about what will happen at the end. So. Lots to cover with Disney.

Doug Mitchelson - Deutsche Bank - Analyst

You talked about programming costs drop in the future, and it really, I think when you talk about that, that’s really related to the Sony and Disney deals expiring at some point in the future. Is there something else in the programming cost side that I’m missing?

Gregory Maffei - Liberty Media Corporation - President and CEO

We’ve had a huge reduction on a percentage basis, and sometimes an absolute — the amount of programming costs we’ve had, and there have been about three or four factors there. First, those large providers for whom we have output deals, Disney and Sony, have been producing fewer films, shooting for larger tent poles. That means that we have taken fewer of their films in. Those films are relatively high cost compared to the second feature which is we go out and buy things in the spot market. Spot films are cheaper. Third, we’ve used a higher percentage of library films. Fourth, we’ve done more plays, in some cases on premieres, and on big name films and historically. So, those three or four factors combined have meant that our programming costs overall have declined.

Doug Mitchelson - Deutsche Bank - Analyst

If Epics over at, you know, Viacom, MGM and Lion’s Gate, gets off the ground, do you think that incremental competition could be damaging at all for Starz?

Gregory Maffei - Liberty Media Corporation - President and CEO

Surely it is not a positive, because on the margin they would be looking at buying more films. But I really think that’s only on the margin. I mean, because of the — what the deals they have taking those three studios’ product, they’re probably not looking for a ton of excess product, spot product. So I don’t think that’s enormous. On the margin, you would be competing for the love and affection of distributors, MSOs and satellite companies, and theoretically you’d be able to be played across against each other in renewals.

From what I hear, you know, first they — I would point out they have no distributor relationship of scale today, if any, and secondly where they’re trying to position themselves a little different than the traditional premium channel given you already have three movie/other kinds of entertainment channels that are in somewhat similar space, in the form of HBO, Showtime and ourselves. So, they’re kind of the fourth child, it’s pretty difficult to find a niche.

Look, it’s not a positive for us, but at the moment it hasn’t proven to be a real problem, and they don’t have a lot of traction and they don’t really appear to be competing either for films or for where they want to be positioned.

Doug Mitchelson - Deutsche Bank - Analyst

What do you think about the online efforts for Starz? They were certainly early trying to create a model around putting all the movies that they have the rights to in the Pay TV window online, and then they have some rights in later windows when those movies come back.

I know there’s some debate with Disney over what those digital rights actually are, so any update on that would be interesting. But also, are you making money online at Starz, and how big a business do you think that could openly be?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, before my time, Liberty saw the value of the Internet movie rights, and we believe we’ve purchased those, and we are so far been distributing them well on several platforms. One of the efforts we had was a product called Vongo, which was really to go directly to retail customers with our video product. The combination in my mind I think of not having strong enough touch, retail distribution on our own, and the fact that while we had the output of two studios plus other spot, we really didn’t have all of Hollywood, were unable to sort of make that happen, meant that Vongo got modest traction. We have really converted that or changed the focus of Vongo back to a thing we call StarzPlay, which is working with our traditional partners, the MSOs, the satellite companies, about distributing online versions of that in conjunction with the linear model. So, you subscribe to Comcast, you get Starz, you also get the right to watch it online.

And now we’ve done a further version of that where we’ve been finding other kinds of partners like NetFlix to distribute that. If you said, “Are those efforts just now on the margin,” and you don’t allocate film costs to the — and it’s somewhat random deciding how much foot percentage should be going to Internet rights. It’s just we’ve got the rights, and we’ve got these online efforts that add incremental revenue. Is that profitable? Absolutely. You know, a fair question is what percentage of the rights ought to be — the cost of the rights ought to be allocated to online.

Doug Mitchelson - Deutsche Bank - Analyst

Right. So, when you think about the remaining Starz entity, its value, it’s certainly leverageable, very consistent, visible, cash flow. I think it’ll be interesting to see ultimately what the investor interest is in that entity post-split. What’s the process behind which if you decide to reconstitute any of the trackers that you could do so, post the Liberty split?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, first and foremost, our Board has to approve and decide that any kind of combination is fair to all parties, and that will be something that would require appropriate opinions and diligence and the like on both sides, and all sides. There is, I believe, in the document that sets up the charter that sets up the trackers, there are certain procedures by which on a trading basis the trackers can be a tracker, two trackers can be combined.

Doug Mitchelson - Deutsche Bank - Analyst

And it’s sort of 60 trading days and the clock would start once the split took place, so —?

Gregory Maffei - Liberty Media Corporation - President and CEO

Could start immediately, couldn’t even — could start later on, it sort of depends on when you obviously decide to do any deal if you decided to do one.

QUESTION AND ANSWER

Unidentified Audience Member

Quick question, the — in the world of subscription TV, DirecTV and BSkyB have proven to be almost immune to the cyclicality going on as opposed to other folks, cable, etc. What’s your observation on why this is happening?

Gregory Maffei - Liberty Media Corporation - President and CEO

You know, I can’t — I have some knowledge of BSkyB and what’s going on there. But I really don’t you know, have enough. You can ask Chase, he gets to — he’s the Director until recently of BSkyB and obviously can speak to DirecTV better. But on DirecTV, my observation would be that that management team has done a great job of positioning the Company in an area where — which has been a sweet spot. Appreciation for high def and big screen TVs combined with sports, probably the best UI, you know. That combination in terms of not only actual but also the branding around that, and suggesting those who truly appreciate video and want quality video, they’ve done a great job there and been able to execute. Also, I’d say on a pragmatic basis, they took actions to over-invest in high-end customers and credit worthy customers back in ‘06, that has really paid off. Fits well with people who are willing to pay that high toll. They over-invest in customer service, over-invested relatively or shifted the playing field, investing in them. And to the lesser customers, they rate them 1 to 4 and how much investment they’re willing to put in them, and both on customer service and freebies, and take credit risk, that’s proven to be pretty effective.

Doug Mitchelson - Deutsche Bank - Analyst

And you know, last couple quick questions, any risk to the Liberty Entertainment split-off, anything that could happen that could stop that?

Gregory Maffei - Liberty Media Corporation - President and CEO

Any risk? Sure, there’s always some risk, but I believe it’ll get done in May or June.

***

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues, the effect of recessionary economic conditions on business strategies, and the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group. These forward looking statements speak only as of the date of this conference, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DirecTV, including each company’s most recent Form 10-K for additional information about the risks and uncertainties related to Liberty’s and DirecTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off company or any of the Liberty tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction. A copy of the preliminary proxy statement/prospectus filed with the SEC is available, and the registration statement and definitive proxy statement/prospectus once filed will be available, free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty’s (and, if formed, Entertainment’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.